SEC
Mail Processing
Section

FEB 24 2022

Washington DC
413

SE

22004445

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68521

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Saybrus Equity Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One American Row
(No. and Street)

Hartford	CT	06102-5056
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christine Tomko	203-470-1514	ctomko@saybruspartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cohn Reznick LLP
(Name – if individual, state last, first, and middle name)

350 Church St	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Christine Tomko, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Saybrus Equity Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jennifer L. DiBacco
Notary Public
My commission expires on 05/31/2026

[signature]
Notary Public

Signature: Christine Tomko

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
of Saybrus Equity Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Saybrus Equity Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Saybrus Equity Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Saybrus Equity Services, LLC stated that Saybrus Equity Services, LLC met the identified exemption provisions throughout the most recent year without exception. Saybrus Equity Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saybrus Equity Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Hartford, Connecticut
February 22, 2022

Saybrus
EQUITY SERVICES

Saybrus Equity Services, LLC
Exemption Report for the Period January 1, 2021 through December 31, 2021

Saybrus Equity Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Saybrus Equity Services, LLC

I, Christine Tomko, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Christine Tomko
Christine Tomko

Title: Chief Financial Officer and Principal Financial Officer

Date Signed: February 22, 2022

One American Row
PO Box 5056
Hartford, CT 06102-5056

www.saybruspartners.com

Saybrus Equity Services, LLC

(a wholly-owned subsidiary of Saybrus Partners, LLC)
Financial Statements and Supplementary Schedules
pursuant to
Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2021

Saybrus Equity Services, LLC
Table of Contents

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
of Saybrus Equity Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saybrus Equity Services, LLC as of December 31, 2021, and the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Saybrus Equity Services, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Saybrus Equity Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Saybrus Equity Services, LLC's financial statements. The supplemental information is the responsibility of Saybrus Equity Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Saybrus Equity Services, LLC's auditor since 2013.

CohnReznick LLP

Hartford, Connecticut
February 22, 2022

Saybrus Equity Services, LLC

Statement of Financial Condition as of December 31, 2021

Assets:	
Cash	$ 5,140,958
Concessions receivable from third parties	866,875
Prepaid regulatory expenses	37,949
Total assets	**$ 6,045,782**
Liabilities:	
Payable to affiliate	$ 2,568,045
Total liabilities	**2,568,045**
Member's Equity:	
Total member's equity	**3,477,737**
Total liabilities and member's equity	**$ 6,045,782**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, LLC

Statement of Operations for the Year Ended December 31, 2021

Revenues:	
Concessions earned	$23,334,197
Total revenues	**23,334,197**
Expenses:	
Salary and other compensation	18,005,808
Regulatory expenses	24,518
Other operating expenses	1,558,746
Total expenses	**19,589,072**
Income from Operations	3,745,125
Other Income	4,453
Income before income taxes	3,749,578
Income tax expense	1,025
Net Income	**$ 3,748,553**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, LLC

Statement of Member's Equity for the Year Ended December 31,2021

Member's Equity:		
Balance, beginning of year	$	4,029,184
Net Income		3,748,553
Distributions		(4,300,000)
Balance, end of year	**$**	**3,477,737**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, LLC
Statement of Cash Flows for the Year Ended December 31,2021

Cash Flows from Net Operating Activities:	
Net Income	$ 3,748,553
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Increase in concessions receivable from third parties	(488,279)
Decrease in prepaid regulatory expenses	23,192
Increase in payable to affiliate	851,740
Decrease in federal income taxes payable to affiliate	(62)
Cash provided by operating activities	4,135,144
Cash Flows from Financing Activities:	
Capital distribution to parent	(4,300,000)
Cash used in financing activities	(4,300,000)
Net decrease in cash	(164,856)
Cash, beginning of year	5,305,814
Cash, end of year	**$5,140,958**

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

Saybrus Equity Services, LLC ("Saybrus Equity" or the "Company") is a Delaware company organized on February 9, 2010 and registered as a securities broker/dealer with the Financial Industry Regulatory Authority ("FINRA") on August 16, 2010. Saybrus Equity is a wholly owned subsidiary of Saybrus Holdings, LLC. Saybrus Holdings, LLC is a wholly owned subsidiary of Saybrus Partners, LLC ("Saybrus Partners"). Saybrus Partners was a direct wholly owned subsidiary of Nassau Financial Group, LP ("Nassau"). On August 27, 2021, Nassau sold its entire interest in Saybrus Partners to AL Tiger Holdco LLC which is owned by Amerilife Holdings, LLC ("Amerilife"), a privately held company. Saybrus Equity provides wholesaling services of variable life insurance and variable annuities to various third-party distributors. Saybrus Equity is authorized to do business in all 50 states as well as the District of Columbia.

Saybrus Equity earns variable product concession income based on contractual rates when the life or annuity product premium is funded, and the Company has no obligation past this milestone to perform services.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash

Cash includes all cash balances which are not subject to withdrawal restrictions or penalties. Cash equivalents include all highly liquid short-term instruments with a maturity of three months or less when acquired. There were no cash equivalents held by the Company as of December 31, 2021.

Income Taxes

Saybrus Partners, LLCy was acquired by AL Tiger Holdco LLC on August 27, 2021, and will be included in the consolidated business tax return filed by Accelerated Topco Holdings LLC. The transaction did not result in taxable gain or loss for the Company. It continues to be treated as a disregarded entity for U.S. federal income tax purposes and as such will generally not be subject to corporate income tax.

Prior to the acquisition, the Company was included in the consolidated federal income tax return and combined Connecticut corporation business tax return filed by Saybrus Partners through September 30, 2018. On October 1, 2018, the Company converted from a C corporation to a limited liability company ("LLC") via a deemed liquidation for tax purposes (the "Conversion"). The Conversion did not result in taxable gain or loss for the Company. Following the Conversion, the Company was treated as a disregarded entity for U.S. federal income tax purposes and as such was generally not subject to corporate income tax.

Due to the nature of the 2021 acquisition, any federal income tax liability for improper tax positions in prior years would lie with the prior owners. The Company has made efforts to indemnify itself against unforeseen exposure to other tax liabilities for periods prior to acquisition. However, depending on local laws and rules surrounding a variety of tax types, prior period exposure could remain with the entity rather than with the former owners. Therefore, although the Company's federal and state income tax returns prior to fiscal year 2017 are closed, management continues to evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. If necessary, the Company recognizes interest and penalties associated with tax matters as part of the accounting for income tax and includes accrued interest and penalties with the related tax liability in the statement of financial conditions.

Revenue Recognition

Variable product concession income is recorded as income at a point in time when earned and is based upon actual premium funding levels.

The Company provides wholesaling services and the Company's obligation is to stand ready to provide the same wholesaling services daily. The nature of the Company's obligation does not change from day to day, even though the underlying activities could vary from day to day. The Company promises to provide a series of distinct (i.e., daily) stand-ready wholesaling services that are accounted for as a single performance obligation on a daily basis as the services are performed. Concessions receivable from third parties was $378,596 as of January 1, 2001.

Concentration of Business and Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company monitors concentrations within its business in order to identify dependency on one or more customers. The Company has one major third-party relationship, which accounted for 92.8% of the Company's concessions revenue for the year ended December 31, 2021 and 95.3% of the Company's concessions receivable as of December 31, 2021. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

At December 31, 2021, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2021, the Company has uninsured cash in the amount of $4,890,958. Furthermore, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Standards

Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued Accounting Standards Update ("ASU") 2019-12, which aims to simplify accounting for income taxes by eliminating certain exceptions to general principles and clarifying and amending existing guidance. One change specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements.

The AICPA Stockbrokerage and Investment Banking Expert Panel (the "Panel") has expressed the view that if a broker-dealer adopts the guidance with respect to allocation of tax expense to a legal entity, such change would not have an impact on periodic computations of Net Capital if a liability has not been recorded in separately issued financial statements or quarterly FOCUS report. The Panel also indicated that amounts to be withdrawn from the broker-dealer for tax payments to be made by the parent or ultimate taxpayer, six months subsequent to the date of the FOCUS Report, should be included in the FOCUS Report schedule – "Ownership Equity and Subordinated Liabilities maturing or proposed to the withdrawn within the next six months and accruals, which have not been deducted in the computation of Net Capital". The Securities and Exchange Commission has stated that they do not object to these views.

For public business entities, this guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For non-public business entities, this guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company adopted this guidance in 2021 and it did not have a material impact on the Company's financial statements and related disclosures.

Estimated Expected Credit Losses for Trade Receivables

The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on the Financial Instruments in 2020.

Saybrus provides wholesaling services of variable life insurance policies and variable annuities to various third party distributors. Concession revenue earned by the Company is based on the products sold and compensation agreements in place at the time of the sale. Revenue is recognized for both initial sales and renewals and payments are received weekly from third parties and affiliates. Historically, the Company has not had credit losses on these receivables and has determined that no allowance is necessary at December 31, 2021.

The guidance did not have a material impact on the Company's financial statements and related disclosures in 2021.

2. Distribution to Parent

On April 23, 2021, a capital distribution to parent was made for $3,500,000 and on August 26, 2021, a capital distribution to parent was made for $800,000.

3. Transactions with Affiliates

Saybrus Equity has an expense sharing agreement with its parent, Saybrus Partners. In accordance with the expense sharing agreement, Saybrus Partners pays operating expenses on the Company's behalf and is reimbursed through a cost allocation process. Expenses are incurred monthly and settled within 30 days. Expenses allocated to Saybrus Equity for the year ended December 31, 2021 were $19,589,072. Such expenses may not represent the amount that Saybrus Equity would report if such relationship did not exist.

For the year ended December 31, 2021, income tax expense of $1,025 is included in the statement of operations due to current year net loss.

The Company has no employees.

4. Regulatory Matters

Net Capital Requirement

Saybrus Equity is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the firm is subject to the SEC Uniform Net Capital Rule which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6-2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's capital exceeded this minimum throughout 2021.

At December 31, 2021, Saybrus Equity had Net Capital of $3,439,788 and a Net Capital requirement of $171,203. Rule 15c-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. The Company's aggregate indebtedness to Net Capital ratio was 0.75 to 1 at December 31, 2021.

Exemptions from Reserve Requirements

Saybrus Equity does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

Saybrus Equity deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Securities Investor Protection Corporation ("SIPC") under Section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970 ("SIPA"). For the year ended December 31, 2021, Saybrus Equity was in compliance with the conditions of these exemptions.

5. Commitments and Contingencies

Saybrus Equity may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

6. COVID Disclosure

The worldwide outbreak of a novel strain of coronavirus (SAS-Cov-2) causing the disease COVID-19 that begin in early 2020 has resulted in the declaration of a global pandemic and adversely affected economies, markets and companies throughout the world. Mandates from federal, state and local authorities to control the spread of the disease resulted in an overall decline in economic activity. While the disruption is expected to be temporary, there is uncertainty around the duration of the disruption. The ultimate impact of COVID-19 on the financial performance of the Company corporation is not reasonably estimable at this time.

7. Subsequent Events

The Company evaluated events subsequent to December 31, 2021 and through February 22, 2022, the date of issuance of these financial statements. The Company has determined there have been no events that have occurred that would require adjustments to the Company's financial statements.

Saybrus Equity Services, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2021

Net capital	
Total member's equity	$ 3,477,737
Deduct assets not allowable for net capital	
Prepaid regulatory expenses	37,949
Total deductions from net capital	37,949
Net capital before specific reduction in the market value of securities	3,439,788
Less securities haircuts pursuant to Rule 15c3-1	—
Net capital	$ 3,439,788
Aggregate indebtedness	
Items included in the statement of financial condition	
Payable to affiliate	$ 2,568,045
Total aggregate indebtedness	$ 2,568,045
Computation of basic net capital requirement	
Minimum net capital required (based upon aggregate indebtedness)	$ 171,203
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 171,203
Excess in net capital	$ 3,268,585
Excess in net capital at 1,000%	$ 3,182,984
Ratio: aggregate indebtedness to net capital	0.75 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2021)

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report as filed on January 21, 2022.

See Report of Independent Registered Public Accounting Firm.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2021 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

Saybrus Equity Services, LLC
Schedule III

Information Relating to the Possession of Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2021

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2021 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

See Report of Independent Registered Public Accounting Firm.